Exhibit 18.1

Preferability Letter

February 25, 2026

Board of Directors

Trex Company, Inc.

2500 Trex Way

Winchester, VA 22601

Ladies and Gentlemen:

Note 2 of the Notes to the consolidated financial statements of Trex Company, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2025 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) valuation method. There are no authoritative criteria for determining a ‘preferable’ inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Baltimore, Maryland